Exhibit 99.72

DIGIHOST ANNOUNCES FILING OF US$125 MILLION PRELIMINARY

BASE SHELF PROSPECTUS

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

Toronto, ON – March 11, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce that it has filed a preliminary base shelf prospectus with the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario.

Upon a final base shelf prospectus (the “Shelf Prospectus”) becoming effective, the Shelf Prospectus will be valid for a 25-month period, during which time the Company may issue common shares, warrants, subscription receipts, units, debt securities and share purchase contracts (the “Securities”) on terms based on market conditions at the time of sale and as set forth in an accompanying prospectus supplement (“Prospectus Supplement”), having an aggregate offering amount of up to US$125 million.

Michel Amar, the Company’s CEO stated: “We are extremely excited to have taken this very positive step forward in the evolution of our growing company. Having ready and quicker access to the capital markets, and being able to expeditiously react to favourable conditions, Digihost will be able to execute more effectively its plan for rapid expansion in the blockchain sector and its Bitcoin mining operations, while continuing to create sustainable shareholder value.”

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities may be used for general corporate and working capital requirements, funding ongoing operations, to repay indebtedness outstanding from time to time, to complete future acquisitions, or for other corporate purposes. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities. There is no certainty that any Securities will be offered or sold under the Shelf Prospectus within the 25-month period.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or in any jurisdiction where the offer, sale or solicitation would be unlawful. The Securities referred to in this news release may not be offered or sold in the United States absent registration or an applicable exemption from registration.

A copy of the preliminary base shelf prospectus can be found on the Company’s SEDAR profile at www.sedar.com.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain company primarily focused on Bitcoin mining. The Company's mining facility is located in Buffalo, N.Y., and is equipped with an 18.7MVA 115,000-kilovolt-ampere outdoor substation with an option to increase the power output to 42MVA. The Company is currently mining approximately 1.2 Bitcoins per day, subject to difficulty. Digihost’s strategy is to focus on continually increasing its hashrate with a concurrent reduction in energy costs.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.